FILED BY YADKIN FINANCIAL CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP
(Commission File No. 000-11448)

Internal FAQs for Yadkin Employees

Yadkin Bank and NewBridge Bank Announce Definitive Merger Agreement

The following questions and answers have been developed for internal use by Yadkin employees. This list is not comprehensive, but should provide you with important information regarding the merger and upcoming transition.

Question	Answer
What was announced today?
On October 13, 2015, Yadkin Financial Corporation (“Yadkin”) and NewBridge Bancorp (“NewBridge”) (NASDAQ: NBBC) announced that they have entered into a definitive merger agreement.  Yadkin will acquire 100% of the outstanding shares of NewBridge.  This transaction is expected to close early in the second quarter of 2016, subject to shareholder and regulatory approvals.

Why are we doing this merger?
This merger strengthens our ability to serve our clients in the Carolinas and positions our company to grow as the premier community bank in the markets we serve.

Geographically, the Piedmont Triad was a missing link in our footprint and offers our customers an enhanced presence across North Carolina. With this merger we have also strengthened our presence in all of the major metropolitan areas across the state including Raleigh, Charlotte, Greensboro / Winston-Salem and Wilmington.

What kind of bank is NewBridge Bank?
NewBridge Bank is a community bank, just like Yadkin. They have strong community banking values and work ethic, and they are committed to being a high-performing company providing superior customer service – very similar to the goals we have for ourselves at Yadkin. They are headquartered in Greensboro, and they have significant presence in the Piedmont Triad region of the state including Greensboro and Winston-Salem, along with locations in Raleigh, Charlotte, Wilmington and Charleston, South Carolina.

Internal FAQs for Yadkin Employees

Will management change as a result of this acquisition?	Scott Custer will remain Chief Executive Officer, and Terry Earley will remain Executive VP & Chief Financial Officer of the combined company
Who is NewBridge Bank?
NewBridge Bank is a $2.8 billion-in-assets community bank headquartered in Greensboro, NC. The bank provides a full range of banking services throughout its 42 banking offices throughout central and eastern North Carolina and coastal South Carolina.

Now that we have announced this, what happens next?
We will continue to do our jobs and serve our customers. Over the next several weeks and months, there is much work to be done to integrate our two companies. There will be an integration team with representatives from both banks, and this is the group that will lead our efforts. We ask that you be cooperative with any requests you may receive as a result of integration. Success will depend upon all of us working together.

Will my reporting structure change?
The organizational reporting structure is not changing today. As we work toward legal close early in the second quarter of 2016, we will provide more information about any organizational changes that could occur.

Will people lose their jobs as a result of this transaction?
There may be limited reorganization as we evaluate our two companies and review staffing levels to determine what the appropriate levels are for the combined organization, but none of those decisions have been made yet. Conversely, we will welcome new team members from NewBridge to varying departments.

Will we be closing any branches?
Our footprint is complementary with that of NewBridge, with limited overlap. However, where overlap does exist, we do expect to have some branch closures in the combined footprint.  We will evaluate locations and provide updates to branch personnel as soon as those evaluations are complete.

Will my benefits or pay change?	Your current benefits and pay will remain unchanged as a result of this merger. Some healthcare benefits may change for the 2016 renewal for each bank.
How will our customers be notified of this transaction?
We will be communicating with our current customers over the coming months as well as our new customers transitioning from NewBridge to Yadkin. Now that we have made public announcements, there is information available on the websites of both banks. We will be keeping everyone up to date on our customer communication schedule and materials as we move forward. If customers come to you with questions, please reassure them that there will be no interruption of their current level of service.

Internal FAQs for Yadkin Employees

When will the merger close?
We anticipate that the merger will close early in the second quarter of 2016. There is a lot of work that must happen between now and then, and we must obtain approval from shareholders of both companies as well as our regulators. After the merger closes, we will set a date for system conversions and other significant events. Between now and close, we will prepare for these things to happen, and communicate along the way.

Will there be a system conversion, and if so, when? Will that impact employees and customers?
There will not be a system conversion for current Yadkin employees and customers.  At this time, we do not anticipate Yadkin customer or employee impact.

There will be a systems conversion for NewBridge employees and customers.   As we plan and work through conversion and integration, we will strive to minimize customer impact.

Where do I direct media inquiries?
Only authorized Company personnel are permitted to comment to the media. All media inquiries should be directed to:
Lori Meyer, Corporate Communications Manager
Office: 704.768.1141
Email: lori.meyer@yadkinbank.com

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin’s and NewBridge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements.  We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge’s reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Internal FAQs for Yadkin Employees

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge.  This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction.  Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Source: Yadkin Financial Corporation and NewBridge Bancorp